Exhibit 1.2

AMENDMENT TO UNDERWRITING AGREEMENT

This amendment (this “Amendment”) dated February 27, 2015 is to the Underwriting Agreement dated as of February 25, 2015 (the “Agreement”) by and among Great Basin Scientific, Inc., a Delaware corporation (the “Company”), and Dawson James Securities, Inc. (the “Underwriter”), and is entered into by and among the Company, and the Underwriter as follows:

1. Amendment to Section 1.1.1 (ii). The second sentence of Section 1.1.1(ii) of the Agreement is hereby amended as set forth below:

“The Underwriters will be paid an underwriting commission by the Company equal to seven percent (7%) of the public offering price with respect to all Units sold.”

2. Amendment to Schedule 2-A. Schedule 2-A is hereby amended as set forth below:

Underwriting Commission per Unit: $0.616 (7% per Unit)

Proceeds to Company per Unit (before expenses): $8.184

3. Counterparts. This Amendment may be executed by the parties hereto in several counterparts, and each such counterpart shall be deemed to be an original and all of which shall constitute together but one and the same agreement.

4 Continued Effectiveness of the Agreement. Except as expressly provided herein, the execution, delivery and effectiveness of this Amendment shall not otherwise amend or modify any right, power or remedy of the Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their proper and duly authorized officers as of the day and year first above written.

Great Basin Scientific, Inc.

By:
Name:
Title:

Dawson James Securities, Inc.

By:
Name:
Title: